Exhibit 99.1

Filed by WaveDancer, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended,

Subject Company: Firefly Neuroscience, Inc.
Commission File No.:  333-276649
Filed February 22, 2024

Firefly Neuroscience, Inc. Issues Letter to Stockholders on Proposed Merger with WaveDancer

Firefly has developed an FDA-approved AI algorithm to objectively measure brain activity in mental health and cognitive disorders

FAIRFAX, Va., February 22, 2024 (GLOBE NEWSWIRE) – Firefly Neuroscience, Inc. (“Firefly”) Chief Executive Officer, Jon Olsen, issues letter to stockholders ahead of Firefly’s proposed merger with WaveDancer, Inc. (“WaveDancer”) (NASDAQ: WAVD) pursuant to that definitive merger agreement, entered into on November 15, 2023, as amended on January 12, 2024 (the “Merger Agreement”). The transactions contemplated by the Merger Agreement, and other proposals described therein, are subject to stockholder approval sought at a special meeting of the stockholders of WaveDancer to be held virtually on March 14, 2024, at 10:00 A.M. ET. Stockholders are encouraged to participate in the meeting online by visiting www.virtualshareholdermeeting.com/WAVD2024SM.

Dear Firefly and WaveDancer Stockholders,

As we approach the closing of Firefly’s proposed merger transaction with WaveDancer (the “Merger”), I wanted to take this opportunity to provide stockholders of both companies with not only my perspective on the state of the mental health industry today, but more importantly how we believe our medical technology platform provides a next generation method of improving it by harnessing the power of artificial intelligence (“AI”) and data.

We unfortunately are all too aware of the global health crisis in mental illness, as well as the increasing burden of neurologic conditions, with a growing population at risk for dementia, the impact it is having on our lives and the burden on healthcare providers to offer better solutions for people suffering from mental illnesses and cognitive disorders.  There is a need to provide medical professionals with innovative technologies to drive better outcomes for people suffering from a broad range of neurologic and mental health issues.  For the most part, the diagnosis and treatment of mental health illnesses continues to be based on subjective assessments: “how the patient feels” and a “trial and error” approach to treatment, not on objective comparative data. Therefore, in many cases, inaccurate diagnoses are made, and medications are prescribed that may or may not work, ultimately only prolonging the effects of the illness on the patient.

We have spent the last decade and over $60 million developing our Brain Network Analytics software platform (“BNA™) Platform”), an FDA 510(k)-cleared, electroencephalogram (“EEG”)-based data and analytics tool that provides medical professionals with an objective comparative assessment of brain function. Our BNA™ Platform gives clinicians and patients an objective, quantifiable assessment that we believe can be used to support accurate diagnosis of the condition and help clinicians understand if a treatment is working. The ability to compare a patient’s brain function to that of a normative, age-matched FDA-cleared database supports clinicians in making objective and informed decisions to facilitate accurate diagnosis and treatment management.

We believe the BNA™ Platform is the largest standardized, longitudinal, multi-task, EEG database in the world. With over a decade of research and development, we are proud to have captured over 77,000 brain scans from over 17,000 patients at 106 sites in over 20 countries. Our unique database, along with our AI capabilities, are critical components for finding and validating clinically relevant high-precision biomarkers. We believe that EEG-based biomarkers provide the potential for improved diagnoses and better patient outcomes by choosing the right treatment.

Our AI-powered BNA™ Platform is cleared by the FDA and available commercially in the U.S. We are prioritizing our go-to-market strategy to focus on catering to the estimated over 13,800 active neurologists in the U.S. as of 2021 who are diagnosing and prescribing treatments for those suffering with neuropsychiatric conditions through a “razor/razor blade” subscription model. We estimate this segment of the mental health treatment population alone represents an over $1 billion and growing market opportunity.

We are also opportunistically exploring partnership opportunities with pharmaceutical companies in the neurologic space to facilitate and streamline their clinical development programs through understanding mechanism of action, pharmacodynamic monitoring, patient enrichment, and companion diagnostics. We have already partnered with global pharmaceutical companies and strongly believe that EEG data, processed by the BNA™ Platform, can be effective in neuroactive drug development by providing objectively measured brain activations that indicate normal or abnormal and potentially pathological neuronal processes.

We are committed to providing the BNA™ Platform as a precision medicine tool to optimize patient management and provide the right treatment to the right patient. We believe our next-generation method of improving mental health can bring new therapies to market quicker, reduce healthcare costs and provide better outcomes for patients, caregivers, and communities globally that are suffering from mental illnesses and cognitive disorders.

I want to express my deepest gratitude for the ongoing support of our Firefly and WaveDancer stockholders. Your belief in our mission and commitment to making a meaningful impact on the lives of those affected by neurologic and psychiatric illness drives us. Together, we are building a company that has the potential to improve health and bring hope to millions of individuals and their families.

As we navigate this transformative period towards the closing of our Merger, I am confident that Firefly will emerge stronger, more resilient, and better positioned to make significant contributions to healthcare. We are on an exciting journey, and I look forward to sharing more successes with you in the future.

Thank you for your continued trust and support.

Sincerely,

Jon Olsen, Chief Executive Officer of FireFly

About WaveDancer

WaveDancer, based in Fairfax, VA, has been servicing federal and commercial customers since 1979. WaveDancer is in the business of developing and maintaining information technology (“IT”) systems, modernizing client information systems, and performing other IT-related professional services to government and commercial organizations. https://wavedancer.com/

About Firefly

Firefly is a pioneering AI company developing innovative neuroscientific solutions that improve outcomes for patients with mental illnesses and neurological disorders. The BNATM Platform is a scalable cloud-based platform built on the company’s extensive proprietary database of standardized, high-definition EEG recordings, including behavioral data. Firefly’s BNA Platform leverages this database to discover useful biomarkers for clinicians and pharmaceutical companies. With a focus on developing state-of-the-art technologies that bridge the gap between neuroscience and clinical practice, Firefly is dedicated to transforming brain health by advancing diagnostic and treatment approaches. https://fireflyneuro.com/

Forward-Looking Statements

Certain statements in this press release and the information incorporated herein by reference may constitute “forward-looking statements” for purposes of the federal securities laws concerning WaveDancer, Firefly, the Merger, and other matters. These forward-looking statements include express or implied statements relating to WaveDancer’s and Firefly’s management teams’ expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting WaveDancer, Firefly or the Merger will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond WaveDancer’s or Firefly’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing of the Merger are not satisfied, including the failure to obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the Merger and the ability of each of WaveDancer and Firefly to consummate the Merger; risks related to WaveDancer’s continued listing on the Nasdaq Stock Market until closing of the Merger; risks related to WaveDancer’s and Firefly’s ability to correctly estimate their respective operating expenses and expenses associated with the Merger, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Merger on WaveDancer’s or Firefly’s business relationships, operating results and business generally; costs related to the Merger; the outcome of any legal proceedings that may be instituted against WaveDancer, Firefly or any of their respective directors or officers related to the Merger Agreement or the Mergers contemplated thereby; the ability of WaveDancer or Firefly to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; legislative, regulatory, political and economic developments; and those factors described under the heading “Risk Factors” in the WaveDancer’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), as well as discussions of potential risks, uncertainties, and other important factors included in later filings, including any Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and those factors included under the heading “Risk Factors” in the registration statement on Form S-4 filed by WaveDancer with the SEC, as amended. Should one or more of these risks or uncertainties materialize, or should any of WaveDancer’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. It is not possible to predict or identify all such risks. Forward-looking statements included in this press release only speak as of the date they are made, and neither WaveDancer nor Firefly undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

No Offer or Solicitation

This press release is not intended to and does not constitute a proxy statement or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Filed with the SEC

In connection with the Merger, WaveDancer has filed relevant materials with the SEC, including a registration statement on Form S-4, as amended, that contains a proxy statement/prospectus and consent solicitation pertaining to WaveDancer and Firefly. WAVEDANCER AND FIREFLY URGE INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WAVEDANCER, FIREFLY, THE MERGER AND RELATED MATTERS. Investors and stockholders can obtain free copies of the proxy statement/prospectus and consent solicitation and other documents filed by WaveDancer with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that WaveDancer communicates with investors and the public using its website (https://WaveDancer.com) and its investor relations website (https://ir.WaveDancer.com), where anyone can obtain free copies of the proxy statement/prospectus and consent solicitation and other documents filed by WaveDancer with the SEC. Stockholders are urged to read the proxy statement/prospectus and consent solicitation and the other relevant materials before making any voting or investment decision with respect to the Merger.

Participants in the Solicitation

WaveDancer, Firefly, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about WaveDancer’s directors and executive officers is included in WaveDancer’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional information regarding these persons, Firefly’s directors and executive officers and their respective interests in the Merger is included in the proxy statement/prospectus and consent solicitation relating to the Merger filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Contact Information

WaveDancer
Tim Hannon, CFO
Investors@WaveDancer.com

Investor Contact

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: (212) 896-1254

Valter@KCSA.com